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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                               (AMENDMENT NO. 6)
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                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                           ACME-CLEVELAND CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           ACME-CLEVELAND CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON SHARES, $1 PAR VALUE
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

            SERIES A CONVERTIBLE PREFERRED SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  004626-10-7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DAVID L. SWIFT
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ACME-CLEVELAND CORPORATION
                       30100 CHAGRIN BOULEVARD, SUITE 100
                          PEPPER PIKE, OHIO 44124-5705
                           TELEPHONE: (216) 595-9090

                      (NAME, ADDRESS AND TELEPHONE NUMBER
                   OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                           DONALD H. MESSINGER, ESQ.
                          THOMPSON HINE & FLORY P.L.L.
                                3900 KEY CENTER
                               127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216

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                  This Amendment No. 6 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 20, 1996 and subsequently amended (as amended to date, the "Schedule 14D-9") by Acme-Cleveland Corporation (the "Company") in connection with a tender offer (the "Offer") made by WEC Acquisition Corporation ("WEC"), a Delaware corporation and wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Danaher"), to purchase all outstanding Common Shares and all outstanding Series A Preferred Shares of the Company at a price of $30 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 7, 1996, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented, as set forth in this Amendment No. 6. Each of the defined terms used in this Amendment No. 6 has the meaning given to it in the Schedule 14D-9.

ITEM 3.           IDENTITY AND BACKGROUND.

         Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                  As announced by Danaher in a press release issued on July 3, 1996 (the "Danaher July 3 Press Release"), the Offer expired by its terms at 5:00 p.m., New York City time, on July 2, 1996. Danaher said that, based on a preliminary count, a total of approximately 5,768,177 Common Shares (including approximately 558,157 Common Shares subject to guarantees of delivery) were tendered pursuant to the Offer. The Common Shares tendered, together with the Common Shares currently owned by Danaher, constitute approximately 94% of the Company's outstanding Common Shares. Danaher also said that all of the outstanding Series A Preferred Shares were tendered pursuant to the Offer. Danaher added that all properly tendered Shares have been or will be purchased in accordance with the terms of the Offer. As previously announced, any Shares not purchased in the Offer will be acquired in a subsequent merger transaction at the same $30 per Share cash price. A copy of the text of the Danaher July 3 Press Release is filed as Exhibit 1 hereto and is incorporated herein by reference.

                  As provided in the Merger Agreement, following the completion of the Offer, the Company reconstituted its Board of Directors to consist of five members, three of whom are designees of Danaher: Steven M. Rales, Mitchell
P. Rales, and George M. Sherman. The other two directors are David L. Swift and Karl E. Ware.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:


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                  The 831 Shareholders Meeting. On July 2, 1996, the Company and
Danaher issued a joint press release (the "July 2 Joint Press Release") announcing, among other things, that at the reconvened 831 Shareholders Meeting held on July 2, 1996, the shareholders of the Company authorized the proposed control share acquisition by WEC. A copy of the text of the July 2 Joint Press Release is filed as Exhibit 2 hereto and is incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         (1)      Danaher July 3 Press Release

         (2)      July 2 Joint Press Release

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 is true, complete, and correct.

                                  ACME-CLEVELAND CORPORATION

                                  By:      /s/ Diane O. McDaniel
                                           ---------------------------------
                                           Diane O. McDaniel
                                           Vice President

Dated:  July 3, 1996